EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 29, 2009
(In thousands, except ratio)
Computation of earnings:
Income (loss) before provision for income taxes	$(184,028)
Fixed charges excluding capitalized interest	20,109
Distributed earnings from 50%-or-less-owned affiliate	(580)
Adjusted earnings	$(164,499)

Computation of fixed charges:
Interest expense	$16,849
Interest relating to lease guarantee of 50%-or-less-owned affiliate	2,637
Interest portion of operating lease expense	623
Fixed charges	$20,109

Ratio of earnings to fixed charges (1)	─

(1)
Computed by dividing (i) income (loss) before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.  In the three months ended March 29, 2009, earnings were insufficient to cover fixed charges by $184.6 million.